UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Bioventus Inc.
(Exact name of registrant as specified in charter)

Delaware	001-37844	81-0980861
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

4721 Emperor Boulevard, Suite 100, Durham, North Carolina		27703
(Address of principal executive offices)		(Zip Code)

Mike Crowe, Senior Vice President—Operations; (919) 474-6700
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of Bioventus Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2025 is filed as Exhibit 1.01 hereto and is publicly available at https://ir.bioventus.com/. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02    Exhibit
The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form.
Section 3Exhibits
Item 3.01    Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BIOVENTUS INC.

Date: May 29, 2026	By:	/s/ Mike Crowe
Mike Crowe, Senior Vice President—Operations